News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	March 19, 2026

Tudor Abandons Appeal of the BC Chief Gold Commissioner's Decision
Pertaining to Seabridge Gold's KSM's Mitchell Treaty Tunnels (MTT)

Toronto, Canada … Seabridge Gold Inc. ("Seabridge" or the "Company") (TSX:SEA) (NYSE:SA) announced today that Tudor Gold Corp. ("Tudor") has filed a Notice of Abandonment of Appeal with the Supreme Court of British Columbia, thereby abandoning its appeal of the Chief Gold Commissioner's (CGC) decision relating to her authority to hear an application challenging KSM's Mitchell Treaty Tunnels (MTT). The CGC's decision, issued on May 28, 2025, declined jurisdiction over an application brought by Tudor seeking a determination that Seabridge's KSM MTT Conditional Mineral Reserve (CMR) in respect of the MTT should not apply to Tudor or, in the alternative, that the KSM MTT CMR be cancelled. By abandoning the appeal, Tudor has accepted the CGC's decision regarding her jurisdiction.  Seabridge reported the initiation of the appeal on July 14, 2025.

The CMR requires the current holders of the mineral claims through which the MTT pass not to obstruct, endanger, or interfere with the construction, operation, or maintenance of the MTT. The legal effect of the CMR has been confirmed by representatives of the BC Ministry of Mines on multiple occasions going back over 11 years. The MTT are a critical infrastructure component of the KSM Project, consisting of two parallel tunnels connecting the east and west sides of the mine site. Approximately 12.5 kilometers of the MTT will pass through mineral claims owned by Tudor.

Seabridge Chair and CEO Rudi Fronk stated: "We applaud Tudor's decision to abandon its appeal, which lacked any merit from the outset. This action reinforces our position that the authorizations issued in favour of the MTT do not give Seabridge any interest in Tudor's mineral rights."

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Iskut projects in British Columbia's Golden Triangle. Additional projects include Courageous Lake in the Northwest Territories, Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon. Further information on Seabridge's mineral reserves and resources is available at www.seabridgegold.com.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information, please contact: Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com